UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARVANA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

043279 20 7

(CUSIP Number)

Altaf Nazerali

3001-788 Richards Street

Vancouver, British Columbia

Canada V6B 0C7

Telephone: (604) 628-7597

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 043279 20 7

1.	Names of Reporting Persons Altaf Nazerali I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) OO/PF(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 26,403,214 (direct and indirect)
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,403,214(2) shares of common stock (direct and indirect ownership)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 77.32%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Person with related entities provided a series of loans to the Issuer and satisfied payables on behalf of the Issuer with personal funds and in addition rendered services to the Issuer. The amounts payable to the Reportitng Person were settled in two tranches dated November 10, 2020 (as reported on Form 10-Q filed with the Commission on November 19, 2020 and his initial filing on Schedule D filed with the Commission on December 4, 2020), in exchange for shares of the Issuer’s restricted common stock.
(2)	The Reporting Person has legal title to the common shares reported hereto, although the voting rights for these shares were conveyed to Mr. Alki David by proxy for fourteen (14) months effective June 30, 2021 (as reported to the Commission on July 7, 2021, and July 29, 2021). The proxies did not convey the power to dispose or direct the disposition of said shares, and are intended to act as inducement to secure an operating asset or business combination for the Issuer with an enterprise owned or controlled by Mr. David.
(3)	The percentage is calculated by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person (26,403,214) by (b) the total number of shares effectively outstanding as of July 23, 2021, as reported in the Issuer’s Form 8-K filed with the Commission on July 29, 2020.

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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, par value $0.001, of Arvana Inc., a Nevada corporation with principal executive offices located at 299 South Main Street, 13th Floor, Salt Lake City, Utah 84111. The Issuer has 34,148,518 shares of common stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Altaf Nazerali
(b)	3001-788 Richards Street, Vancouver, British Columbia V6B 0C7 Canada
(c)	Business consultant
(d)	No
(e)	No
(f)	Canada

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person with related entities provided a series of loans to the Issuer, satisfied payables on behalf of the Issuer from personal funds, and rendered services to the Issuer in the amount of $1,211,661. The Issuer settled the amount due in two tranches dated November 10, 2020 (as reported on Form 10-Q filed with the Commission on November 19, 2020) and July 23, 2021, in exchange for 26,403,214 shares of the Issuer’s restricted common stock.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person and related entities determined to exchange outstanding debt for equity of the Issuer as an investment. The voting proxies then conveyed by the Reporting Person to Mr. Alki David are intended to act as an inducement to secure an operating asset or business combination with an enterprise owned or controlled by Mr. David.

The voting rights to the shares beneficially owned by the Reporting Person (and two entities controlled by him) have been conveyed by proxies to Mr. David effective June 30, 2021, which proxies are irrevocable for fourteen (14) months. A non-binding term sheet referenced in the Issuer’s Form 8-K filed July 7, 2021, disclosed that the Reporting Person (and two entities controlled by him) had transferred voting control of the Issuer to Mr. David. The Reporting Person (and two entities controlled by him) converted remaining debt intto equity of the Issuer on July 23, 2021, which conversion is detailed in the Form 8-K filed with the Commission on July 29, 2021. The additional shares issued to the Reporting Person (and two entities controlled by him) also fell under the proxies granted to Mr. Alki David.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person beneficially owns 26,403,214 shares of the Issuer’s common stock or 77.32% of the Issuer through ownership control (but no voting control pursuant to irrevocable proxies to Mr. David with a duration of fourteen (14) months) subsequent to June 30, 2021.)
(b)	The Reporting Person has the sole legal title to the shares of common stock reported though the voting rights for these same shares were conveyed to Mr. Alki David by proxy, effective June. 30, 2021, (as reported to the Commission on July 7, 2021, and July 29, 2021), without the power to dispose or direct the disposition of said shares.
(c)	Other than as set forth above, there have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty (60) days. This is an amended Schedule 13D filed by the Reporting Person.
(d)	The Reporting Person knows of no plans by the Issuer to issue dividends.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has no knowledge of any contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer other than is described in Items 4 and 5 hereto.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibits

The following exhibits are incorporated by reference herewith:

Exhibit No.	Name	Description	Commission Form	Filing Date

10.01	Zahir Dhanani	Debt Settlement Agreement and Release	Form 8-K	July 29, 2021
10.02	CaiE Foods Partnership Ltd.	Debt Settlement Agreement and Release	Form 8-K	July 29, 2021
10.03	Valor Invest Ltd.	Debt Settlement Agreement and Release	Form 8-K	July 29, 2021
10.04	681315 B.C. Ltd.	Debt Settlement Agreement and Release	Form 8-K	July 29, 2021

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2021

/s/ Altaf Nazerali

Altaf Nazerali

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

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